As filed with the Securities and Exchange Commission on April 23, 2015	Registration No. 333- 171669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________________

POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
___________

Zuoan Fashion Limited
(Exact name of issuer of deposited securities as specified in its charter)
___________

Not Applicable
(Translation of issuer’s name into English)
___________

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
_____________________________

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York  10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
___________

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York  10011
(212) 604-1666
(Address, including zip code, and telephone number, including area code, of agent for service)
_____________________________

Copies to:
Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100
_____________________________

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐
_____________________________

This post-effective amendment to registration statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

PROSPECTUS

The prospectus consists of the form of face of Receipt included as Exhibit A to the form of amendment to deposit agreement filed as Exhibit (a)(2) to this post-effective amendment to registration statement on Form F-6 and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3 and 6; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9, 10 and 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

(b)	Periodic reporting requirements and certain reports filed with the Commission	Face of Receipt – Article 12

Zuoan Fashion Limited (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) (1)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).   — Previously filed.

(a)(2)
Form of Amendment to Deposit Agreement, by and among the Company, the Depositary and all holders and beneficial owners from time to time of ADSs issued thereunder, including the form of American Depositary Receipt  — Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Previously filed.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered. — Previously filed.

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this post-effective amendment to registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 23, 2015.

Legal entity created by the Deposit Agreement for the issuance of Receipts for ordinary shares of Zuoan Fashion Limited

By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, Depositary

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Zuoan Fashion Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this post-effective amendment to registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on April 23, 2015.

Zuoan Fashion Limited

By:	/s/ James Jinshan Hong
Name:	James Jinshan Hong
Title:	Chairman, Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of James Hong and Chaoshen Wang as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-6 has been signed by the following persons in the following capacities on April 23, 2015.

Name	Title

By: /s/ James Jinshan Hong	Chairman, Chief Executive Officer and Chief Financial Officer
Name: James Jinshan Hong

By: /s/ Chaoshen Wang	Director and Chief Operating Officer
Name: Chaoshen Wang

By: /s/ Tianzhen Hong	Director
Name: Tianzhen Hong

By: /s/ Jianwei Shen	Director
Name: Jianwei Shen

By: /s/ Frank Zhao	Director
Name: Frank Zhao

By: /s/ Wenxin Zhu	Director
Name: Wenxin Zhu

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Zuoan Fashion Limited, has signed this registration statement or amendment thereto in Newark, Delaware on April 23, 2015.

Puglisi & Associates, as authorized U.S. representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

Index to Exhibits

Exhibit	Document

(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification